DS SERVICES HOLDINGS, INC.

DS SERVICES OF AMERICA, INC.

5660 New Northside Drive

Atlanta, GA 30328

May 23, 2014

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

DS Services Holdings, Inc. / DS Services of America, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

DS Services of America, Inc. (the “Issuer”), DS Services Holdings, Inc. (“Holdings”) and Crystal Springs of Alabama Holdings, LLC (together with Holdings, the “Guarantors,” and the Guarantors, together with the Issuer, the “Co-Registrants”) have filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of (i) $350,000,000 aggregate principal amount of the Issuer’s 10.000% Second-Priority Senior Secured Notes due 2021 (the “Exchange Notes”) to be offered in exchange (the “Exchange Offer”) for the Issuer’s outstanding 10.000% Second-Priority Senior Secured Notes due 2021 (the “Existing Notes”) and (ii) the guarantees of the Exchange Notes by the Guarantors (the “Guarantees”). The Co-Registrants are registering the Exchange Notes and the Guarantees in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991), and in Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

Each of the Co-Registrants represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of such Co-Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Co-Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Co-Registrants acknowledge that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Co-Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Co-Registrants or any of their affiliates to distribute the Exchange Notes. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Very truly yours, DS SERVICES HOLDINGS, INC. DS SERVICES OF AMERICA, INC. CRYSTAL SPRINGS OF ALABAMA HOLDINGS, LLC, by DS Services of America, its sole member

By:	/s/ Ron Z. Frieman
Name: Ron Z. Frieman
Title: Senior Vice President, Chief Financial Officer and Treasurer